SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2012, incorporated by reference herein:
Exhibit
99.1 Release dated April 26, 2012, entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER AND NINE MONTHS ENDED 31 MARCH 2012”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 26, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and nine
months ended 31 March 2012
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • (“DRDGOLD” or “the Group”)
Review of operations
Quarter
Quarter
% change
Quarter 9 months to 9 months to
% change
Group
Mar 2012
Dec 2011
Mar 2011 31 Mar 2012 31 Mar 2011
Gold production
 Continuing operations
oz
34 947
33 983 3 36 876
103 492
108 701 (5)
kg
1 087
1 057 3 1 147
3 219
3 381 (5)
Discontinued operations oz
25 946
29 676 (13) 30 511
84 622
93 399 (9)
kg
807
923 (13) 949
2 632
2 905 (9)
Group oz
60 893
63 659 (4) 67 387
188 114
202 100 (7)
kg
1 894
1 980 (4) 2 096
5 851
6 286 (7)
Gold production sold
 Continuing operations
oz
34 947
33 983 3 36 876
105 453
110 147 (4)
kg
1 087
1 057 3 1 147
3 280
3 426 (4)
Discontinued operations oz
25 946
29 676 (13) 30 511
84 622
96 293 (12)
kg
807
923 (13) 949
2 632
2 995 (12)
Group oz
60 893
63 659 (4) 67 387
190 075
206 440 (8)
kg
1 894
1 980 (4) 2 096
5 912
6 421 (8)
Cash operating costs
 Continuing operations
US$ per oz
1 074
1 010 6 938
1 075
945 14
ZAR per kg
267 044
263 569 1 209 828
263 614
215 158 23
Discontinued operations US$ per oz
1 391
1 245 12 1 263
1 378
1 206 14
ZAR per kg
346 875
326 677 6 279 920
338 341
273 807 24
Group US$ per oz
1 209
1 118 8 1 090
1 211
1 067 13
ZAR per kg
301 059
292 988 3 241 563
297 229
242 262 23
Gold price received
US$ per oz
1 691
1 679 1 1 411
1 702
1 328 28
ZAR per kg
421 420
437 316 (4) 312 913
417 832
301 363 39
Capital expenditure
US$ million
8.0
11.5 (30) 12.3
29.4
31.5 (7)
ZAR million
62.2
84.4 (26) 85.2
224.5
222.2 1
STOCK
Issued capital
385 383 767 ordinary no par value shares
2 714 069 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and
committed: 405 400 459
STOCK TRADED
JSE
NYSE*
Average volume for the quarter
per day (’000)
% of issued stock traded (annualised)
Price •
High
•
Low
•
Close
1 618
110
R 6.28
R 4.46
R 5.58
934
63
$0.816
$0.528
$0.746
* This data represents per share data and not ADS data - one ADS reﬂects ten ordinary shares
GROUP RESULTS
KEY FEATURES
Gold production from continuing operations up 3%
Operating proﬁt from continuing operations of R162.2 million
Net cash inﬂow from operations of R141.5 million
Crown/Ergo pipeline completed
Construction of Ergo’s ﬂotation/ﬁne-grind circuit underway
Blyvoor disposal on track

Dear shareholder
The consolidation of the Crown and Ergo circuits is now complete enabling greater operating efﬁciencies and enhancing our competitive advantage in the
Johannesburg area to access and treat tailings material. Over the twelve months preceding the end of the quarter we constructed a 50 kilometre pipeline linking the Crown Central footprint in Roodepoort to the Ergo plant. We also upgraded the capacity of the Ergo plant to receive a total of 1.8 million tonnes of material a month. We de-commissioned two reclamation sites, commissioned two new sites and phased out production at both the Crown Central and
City Deep plants towards the end of the period.
In the past, we have experienced volatilities in recoveries and production every time we have begun work on a new mine dump. As the events described above happened simultaneously, we were apprehensive about the outcome. In the mega-volume environment in which we operate, we have learned that, in spite of thorough test-work, actual throughput results are the most critical measure.
We are therefore very pleased to report that Ergo and Crown combined (from this point onwards referred to as “Ergo”) achieved a 3% increase in production, quarter on quarter.
We are also pleased that we managed this investment in capital infrastructure without any dilution to shareholders and, in fact, repurchased 5.4 million shares on the open market during February and March of this year, which we hold in treasury to off-set the potential dilution of employees exercising share options.
The disposal of DRDGOLD’s 74% interest in Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) to Village Main Reef Limited (“Village”) continued
during the quarter under review.
At the time of writing this report, two conditions remained outstanding. These involve the approval of the transaction by the Competition Commission and ﬁnalising the terms of the acquisition of a block of ore from AngloGold Ashanti. While it is not possible to predict how the Competition Commission process will develop (the required submissions were ﬁled on 29 March 2012), we can conﬁrm that the ﬁling does not contain anything controversial or out of the ordinary. In addition, our discussions with AngloGold Ashanti and Village have been encouraging. I am comfortable reporting that it is highly likely that we will have completed this condition by the due date of 30 May 2012.
The transaction itself is structured around three distinct events. The ﬁrst event is what we refer to as the “cash ﬂow risk cutoff date” (1 February 2012).
This was the last day on which DRDGOLD could recover any portion of the outstanding balance on the Blyvoor working capital loan facility. Similarly,
DRDGOLD had also warranted in favour of Village that, on the said date, Blyvoor’s working capital balance would stand at Rnil. If there was a working capital shortfall, DRDGOLD would pay that to Blyvoor. Any surplus would be paid to DRDGOLD over time. As it turned out, the working capital surplus stood at R64.8 million on the cash ﬂow risk cutoff date. This amount will be recovered from Blyvoor by the time the next key date (“Part A closure”) arrives.
The deadline for Part A closure is 30 May 2012. It will, however, take effect as soon as the two conditions referred to above are met. This date can also be referred to as the “de-consolidation” date, since it will be the date on which control of Blyvoor transfers, and its results are no longer consolidated.
The signiﬁcance of the distinction between the cash ﬂow risk cutoff date and Part A closure is important. Although DRDGOLD is no longer exposed to the cash ﬂow requirements of Blyvoor, it still fully consolidates Blyvoor’s results until such time as Part A closure arrives. Put differently, the ﬁnancial reports will still show the production and cost patterns of Blyvoor during this period, including the impact of the substantial restructuring that is taking place at the mine and the resulting effect on production.
The third signiﬁcant date is the “conversion date”. This is the date on which the Department of Mineral Resources approves the conversion and thereafter, transfer of the mining rights. This is the ﬁnal closure date.

It is pleasing to report that, once again, the Group achieved a fatality-free quarter.
Detailed operational review
CONTINUING OPERATIONS (“ERGO”)
Q3 2012 V Q2 2012
Gold production was 3% higher at 34 947oz due to a 7% increase in total throughput to 5 613 000t, which reﬂected completion of the Crown/Ergo pipeline and continued optimisation of this circuit. The average yield was 5% lower at 0.19g/t, a consequence of the depletion of higher-grade 4A11 sand dump material reporting to the City Deep milling/pumping station.
Cash operating unit costs were contained to a 1% increase at R267 044/kg, reﬂecting higher throughput and notwithstanding the impact of reagent price increases, cyanide in particular.
Ergo achieved an operating proﬁt of R162.2 million and spent R41.2 million on capital, the last of the Crown/Ergo consolidation.
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2011, which we ﬁled with the United States Securities and Exchange Commission on 28 October 2011 on Form 20-F. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by
DRDGOLD’s auditors.
DRDGOLD LIMITED
Shareholder Report 2012

DRDGOLD LIMITED
Shareholder Report 2012

Q3 2012 V Q3 2011
Volume throughput for the quarter, compared to Q3 2011, increased by 12%. As we are mining lower grades, this was reﬂected in total production, which was 5% lower than last year.
Cash operating unit costs were up from R209 828/kg to R267 044/kg.
The higher Rand gold price pushed operating proﬁt up from R120.0 million to R162.2 million.
Cash operating margin per kilogram of gold produced increased by R51 291/kg, up from R103 085/kg to R154 376/kg.
Capital expenditure was down 27%, from R56.5 million to R41.2 million.
DISCONTINUED OPERATION (“BLYVOOR”)
Q3 2012 V Q2 2012
We reported during the quarter that Blyvoor’s number 4 and 6 shafts did not achieve the recovery trends which were envisaged in the draft business rescue plan that was prepared by Blyvoor’s business rescue practitioner. We concluded that the likelihood of a recovery at these shafts was remote and resolved to suspend mining operations there.
This caused a 15% decline in Blyvoor’s underground production to 19 741oz, and an once-off retrenchment cost of R42.2 million. This cost was incurred after 1 February.
Blyvoor saw a 5% decline in surface gold production to 6 204oz.
These trends and events resulted in a reduction in the quarter on quarter operating proﬁt from R98.6 million to R58.7 million. Capital expenditure was
37% lower at R21.0 million.
Q3 2012 V Q3 2011
Total cash operating unit costs were up 24%, the higher Rand gold price and increased cash operating margin drove Blyvoor’s Q3 2012 operating proﬁt up 135% from R25.1 million to R58.7 million.
ZIMBABWE
During the quarter, exploration drilling continued at the KT target at Gweru. At John Bull, trenching has resulted in intersections of between 2 and 24g/t, and a drilling programme is planned to determine the behavior of the reef at depth. At Leny, additional trenching has been completed and sampling is pending; and at Ascot, geophysics and geochem sampling will be carried out during the June quarter. At Zhombe, geo-chemical analysis on a 50m x 50m staggered grid is planned.
We are also carefully monitoring developments around the land lease regime that has been proposed by the Zimbabwe Government and we are positioned to move swiftly if these proposals are put in place.
LOOKING AHEAD
Construction of the R250 million Brakpan plant ﬂotation and ﬁne-grind circuit has begun and is designed to push up gold production at Ergo by
16% to 20%.
We ended the quarter with cash and cash equivalents of R379.8 million and therefore believe that we could also implement this project without any dilution to shareholders.
A desktop study suggests that the ﬁne-grind circuit may also bring uranium recovery within reach and effect a by-product credit reduction in gold production costs of between 5 and 8%. This assumes production of approximately 11 tonnes per month and a uranium spot price of US$50/lb. A full feasibility study is currently under way to verify these assumptions and, among other things, the estimated capital cost of R150 million.
While all this is happening we will continue to work on optimising our gold circuit in pursuit of our objective to produce between 140 000 to
150 000oz pa; at a cash cost of R260 000-R270 000/kg or US$1 000-US$1 100/oz; and with maintenance capital of about R11 000/kg or U$42/oz.
Niël Pretorius – Chief Executive Ofﬁcer
26 April 2012

DRDGOLD LIMITED
Shareholder Report 2012

CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter 9 months to 9 months to
Statement of comprehensive income
Mar 2012
Dec 2011
Mar 2011    31 Mar 2012
31 Mar 2011
Rm
Rm Rm Rm Rm
Notes
Unaudited
Unaudited Unaudited Unaudited Unaudited
Continuing operations
Gold and silver revenue
458.3
462.8
360.0
1 370.7
1 034.9
Net operating costs
(296.1)
(274.1)
(240.0)
(863.3)
(739.5)
Cash operating costs
(290.3)
(278.6)
(240.8)
(848.6)
(727.5)
Movement in gold in process
(5.8)
4.5
0.8
(14.7)
(12.0)
Operating proﬁt
162.2
188.7
120.0
507.4
295.4
Depreciation
(31.7)
(30.6)
(24.0)
(89.5)
(70.5)
Movement in provision for environmental rehabilitation
(9.8)
(6.0)
(7.9)
(22.9)
(16.9)
Retrenchment costs
–
–
(0.4)
–
(0.8)
Net operating proﬁt
120.7
152.1
87.7
395.0
207.2
Environmental rehabilitation costs
(13.5)
(9.3)
(9.9)
(37.3)
(25.7)
Corporate, administration and other expenses
(32.5)
(31.1)
(18.4)
(85.1)
(52.8)
Share-based payments
(0.8)
(1.3)
(0.8)
(2.5)
(2.6)
Net loss on ﬁnancial liabilities measured at amortised cost
–
(6.8)
(1.0)
(7.1)
(13.7)
Proﬁt on disposal of assets
–
–
–
–
1.7
Finance income
5.9
5.4
4.8
16.7
17.2
Finance expenses
(2.8)
(1.5)
(5.8)
(8.8)
(15.4)
Proﬁt before taxation
77.0
107.5
56.6
270.9
115.9
Income tax
(11.2)
(8.6)
(0.2)
(25.6)
(5.9)
Deferred tax
(8.3)
(25.8)
(3.6)
(68.7)
(35.3)
Proﬁt after taxation
57.5
73.1
52.8
176.6
74.7
Discontinued operations
Proﬁt for the period from discontinued operations
1
6.9
92.0
6.3
136.0
17.8
Net proﬁt for the period
64.4
165.1
59.1
312.6
92.5
Attributable to:
Equity owners of the parent
49.9
125.3
48.1
250.6
80.0
Non-controlling interest
14.5
39.8
11.0
62.0
12.5
64.4
165.1
59.1
312.6
92.5
Other comprehensive income
Foreign exchange translation
1.4
(0.6)
–
(1.8)
–
Total comprehensive income for the period
65.8
164.5
59.1
310.8
92.5
Attributable to:
Equity owners of the parent
51.3
124.7
48.1
248.8
80.0
Non-controlling interest
14.5
39.8
11.0
62.0
12.5
65.8
164.5
59.1
310.8
92.5
Reconciliation of headline earnings
Net proﬁt
49.9
125.3
48.1
250.6
80.0
Adjusted for:
– Proﬁt on disposal of assets
–
–
–
–
(1.7)
– Non-controlling interest in headline earnings adjustment
–
–
–
–
0.4
Headline earnings
49.9
125.3
48.1
250.6
78.7
Headline earnings per share-cents
– From continuing operations
12
15
11
39
17
– From total operations
13
33
12
65
20
Basic earnings per share-cents
– From continuing operations
12
15
11
39
17
– From total operations
13
33
12
65
21
Diluted headline earnings per share-cents
13
33
12
65
20
Diluted basic earnings per share-cents
13
33
12
65
21
Calculated on the weighted average ordinary shares issued of:
384 229 290   385 173 763  384 884 379  384 766 369    384 884 379
The condensed consolidated ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International Financial
Reporting Standards (“IFRS”) and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series).
The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended
30 June 2011.

DRDGOLD LIMITED
Shareholder Report 2012
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter 9 months to 9 months to
Statement of changes in equity
Mar 2012
Dec 2011
Mar 2011    31 Mar 2012   31 Mar 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 439.0
1 271.2 1 665.5
1 219.2
1 649.9
Share capital issued
–
1.8 (0.3)
1.8
(0.7)
– for share options exercised
–
1.8 –
1.8
–
– for costs
–
– (0.3)
–
(0.7)
Increase in share-based payment reserve
0.8
1.5 0.8
2.7
2.6
Net proﬁt attributable to equity owners of the parent
49.9
125.3 48.1
250.6
80.0
Net proﬁt attributable to non-controlling interest
14.5
39.8 11.0
62.0
12.5
Dividends paid on ordinary share capital
–
– –
(28.9)
(19.2)
Treasury shares acquired
(22.9)
– –
(22.9)
–
Other comprehensive income
1.4
(0.6) –
(1.8)
–
Balance as at the end of the period
1 482.7
1 439.0 1 725.1
1 482.7
1 725.1
CONDENSED CONSOLIDATED
As at
As at
As at
Statement of ﬁnancial position
31 Mar 2012   31 Dec 2011   31 Mar 2011
Rm
Rm Rm
Notes
Unaudited
Unaudited Unaudited
Assets
Non-current assets
1 735.2
1 731.4 2 231.0
Property, plant and equipment
1 584.2
1 570.4 1 992.6
Non-current investments and other assets
10.8
10.8 24.8
Environmental rehabilitation trust funds
104.8
103.4 132.8
Deferred tax asset
35.4
46.8 80.8
Current assets
798.5
716.8 498.4
Inventories
81.6
89.7 95.5
Trade and other receivables
118.6
92.0 119.3
Cash and cash equivalents 2
379.8
320.9 268.6
Assets classiﬁed as held-for-sale 1
218.5
214.2 15.0
Total assets
2 533.7
2 448.2 2 729.4
Equity and liabilities
Equity
1 482.7
1 439.0 1 725.1
Equity of the owners of the parent
1 448.8
1 419.6 1 613.3
Non-controlling interest
33.9
19.4 111.8
Non-current liabilities
628.2
622.5 687.4
Loans and borrowings 3
–
– 73.8
Post-retirement and other employee beneﬁts
5.9
5.8 14.1
Provision for environmental rehabilitation
464.9
456.2 449.8
Deferred tax liability
157.4
160.5 149.7
Current liabilities
422.8
386.7 316.9
Trade and other payables
239.9
209.1 238.1
Loans and borrowings 3
30.6
30.5 78.8
Liabilities classiﬁed as held-for-sale 1
152.3
147.1 –
Total equity and liabilities
2 533.7
2 448.2 2 729.4

DRDGOLD LIMITED
Shareholder Report 2012

Notes to the ﬁnancial statements
1. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE
On 8 November 2011, DRDGOLD announced the acceptance of an EOI from Village for the acquisition of DRDGOLD’s entire interest in and claims against Blyvoor for R1 and 85 714 286 new ordinary shares of Village. Pursuant to the EOI, DRDGOLD, Village and Business Venture Investments No 1557
(Pty) Ltd (a wholly owned subsidiary of Village) (“Purchaser”) entered into a sale and claims agreement on 11 February 2012.
Quarter
Quarter
Quarter
9 months to 9 months to
Results of discontinued operation
Mar 2012
Dec 2011
Mar 2011   31 Mar 2012    31 Mar 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Gold and silver revenue
339.9
403.1 295.9
1 099.5
900.2
Net operating costs
(281.2)
(304.5) (270.8)
(896.2)
(829.6)
Operating proﬁt
58.7
98.6 25.1
203.3
70.6
Depreciation
(1.8)
(1.1) (8.7)
(3.4)
(25.5)
Movement in provision for environmental rehabilitation
(1.0)
1.4 0.1
0.2
(0.4)
Retrenchment cost
(42.2)
– –
(42.2)
–
Net operating proﬁt
13.7
98.9 16.5
157.9
44.7
Other costs
(6.8)
(6.9) (8.3)
(21.9)
(20.7)
Proﬁt before taxation
6.9
92.0 8.2
136.0
24.0
Taxation
–
– (1.9)
–
(6.2)
Proﬁt after taxation
6.9
92.0 6.3
136.0
17.8
Cash ﬂow (used in)/from discontinued operations
Net cash generated by operating activities
20.2
93.7 24.6
134.8
71.1
Net cash used in investing activities
(21.0)
(33.2) (27.1)
(70.8)
(67.8)
Net cash from ﬁnancing activities
–
– –
–
–
Net cash (used)/from for the period
(0.8)
60.5 (2.5)
64.0
3.3
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
9 months to
9 months to
Statement of cash ﬂows
Mar 2012
Dec 2011
Mar 2011    31 Mar 2012   31 Mar 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Net cash inﬂow from operations
141.5
243.9 120.4
503.3
220.9
Net cash outﬂow from investing activities
(67.8)
(89.2) (85.2)
(240.1)
(220.5)
Net cash (out)/inﬂow from ﬁnancing activities
(23.1)
(119.4) (0.3)
(142.5)
80.0
Loans and other
(0.2)
(73.3) (0.3)
(73.5)
130.9
Treasury shares acquired
(22.9)
– –
(22.9)
–
Dividends paid to owners of the parent
–
(28.9) –
(28.9)
(19.2)
Dividends paid to non-controlling interest holders
–
(17.2) –
(17.2)
(31.7)
Increase in cash and cash equivalents
50.6
35.3 34.9
120.7
80.4
Opening cash and cash equivalents
329.2
293.9 233.7
259.1
188.2
Closing cash and cash equivalents
379.8
329.2 268.6
379.8
268.6
Cash classiﬁed as assets held for sale included in the
closing balance
–
8.3 –
–
–
Reconciliation of net cash inﬂow from operations
Proﬁt before taxation
77.0
107.5 56.6
270.9
115.9
Proﬁt from discontinued operations
6.9
92.0 8.2
136.0
24.0
83.9
199.5 64.8
406.9
139.9
Adjusted for:
Movement in gold in process
7.0
(1.5) 4.4
20.4
46.2
Depreciation and impairment
33.4
31.7 32.7
92.9
96.0
Movement in provision for environmental rehabilitation
10.8
4.6 7.8
22.7
17.3
Share-based payments
0.8
1.5 0.8
2.7
2.6
Loss on ﬁnancial liabilities measured at amortised cost
–
6.8 1.9
7.1
16.4
Proﬁt on disposal of assets
–
– –
–
(1.7)
Finance expense and unwinding of provisions
2.3
2.9 2.6
7.9
8.6
Growth in Environmental Trust Funds
(1.9)
(1.9) (1.7)
(5.5)
(5.6)
Other non-cash items
0.1
(1.2) (1.3)
(2.8)
(2.4)
Taxation paid
(1.7)
(8.5) –
(10.2)
(5.8)
Working capital changes
6.8
10.0 8.4
(38.8)
(90.6)
Net cash inﬂow from operations
141.5
243.9 120.4
503.3
220.9

DRDGOLD LIMITED
Shareholder Report 2012
2. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R117.3 million in the form of guarantees mainly relating to environmental rehabilitation.
3. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance
Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the previous quarter, DRDGOLD repaid the amount of R78 million.
KEY OPERATING AND FINANCIAL RESULTS
(Unaudited)
Metric
Imperial
Continuing
operations
Discontinued
operations*
Total
operations
Continuing
operations
Discontinued
operations*
Total
operations
Ore milled (t’000) Underground
Mar 2012 Qtr
–
135
135
–
149
149
Dec 2011 Qtr – 191 191 – 210 210
Mar 2012 Ytd – 510 510 – 562 562
Surface
Mar 2012 Qtr
5 613
711
6 324
6 188
784
6 970
Dec 2011 Qtr 5 234 801 6 035 5 769 883 6 652
Mar 2012 Ytd 16 078 2 295 18 373 17 721 2 530 20 251
Total
Mar 2012 Qtr
5 613
846
6 459
6 188
933
7 119
Dec 2011 Qtr 5 234 992 6 226 5 769 1 093 6 862
Mar 2012 Ytd 16 078 2 805 18 883 17 721 3 092 20 813
Yield (g/t) (oz/t) Underground
Mar 2012 Qtr
–
4.55
4.55
–
0.132
0.132
Dec 2011 Qtr – 3.76 3.76 – 0.110 0.110
Mar 2012 Ytd – 3.93 3.93 – 0.115 0.115
Surface
Mar 2012 Qtr
0.19
0.27
0.20
0.006
0.008
0.006
Dec 2011 Qtr 0.20 0.25 0.21 0.006 0.007 0.006
Mar 2012 Ytd 0.20 0.27 0.21 0.006 0.008 0.006
Total
Mar 2012 Qtr
0.19
0.95
0.29
0.006
0.028
0.009
Dec 2011 Qtr 0.20 0.93 0.32 0.006 0.027 0.009
Mar 2012 Ytd 0.20 0.94 0.31 0.006 0.027 0.009
Gold produced (kg)/(oz) Underground
Mar 2012 Qtr
–
614
614
–
19 741
19 741
Dec 2011 Qtr – 719 719 – 23 117 23 117
Mar 2012 Ytd – 2 002 2 002 – 64 367 64 367
Surface
Mar 2012 Qtr
1 087
193
1 280
34 947
6 205
41 152
Dec 2011 Qtr 1 057 204 1 261 33 983 6 559 40 542
Mar 2012 Ytd 3 219 630 3 849 103 492 20 255 123 747
Total
Mar 2012 Qtr
1 087
807
1 894
34 947
25 946
60 893
Dec 2011 Qtr 1 057 923 1 980 33 983 29 676 63 659
Mar 2012 Ytd 3 219 2 632 5 851 103 492 84 622 188 114
Cash operating costs Underground
Mar 2012 Qtr
–
412 966
412 966
–
1 657
1 657
(ZAR/kg) (US$/oz) Dec 2011 Qtr – 375 071 375 071 – 1 429 1 429
Mar 2012 Ytd – 400 341 400 341 – 1 630 1 630
Surface
Mar 2012 Qtr
267 044
136 617
247 378
1 074
547
994
Dec 2011 Qtr 263 569 156 113 246 186 1 010 597 940
Mar 2012 Ytd 263 614 141 319 243 597 1 075 576 992
Total
Mar 2012 Qtr
267 044
346 875
301 059
1 074
1 391
1 209
Dec 2011 Qtr 263 569 326 677 292 988 1 010 1 245 1 118
Mar 2012 Ytd 263 614 338 341 297 229 1 075 1 378 1 211
Cash operating costs Underground
Mar 2012 Qtr
–
1 878
1 878
–
219
219
(ZAR/t) (US$/t) Dec 2011 Qtr – 1 412 1 412 – 157 157
Mar 2012 Ytd – 1 572 1 572 – 187 187
Surface
Mar 2012 Qtr
52
37
50
6
4
6
Dec 2011 Qtr 53 40 51 6 4 6
Mar 2012 Ytd 53 39 51 6 5 6
Total
Mar 2012 Qtr
52
331
88
6
39
10
Dec 2011 Qtr 53 304 93 6 34 10
Mar 2012 Ytd 53 317 92 6 38 11
Gold and silver revenue
Mar 2012 Qtr
458.3
339.8
798.1
59.3
43.5
102.8
(ZAR million) (US$ million) Dec 2011 Qtr 462.8 403.1 865.9 57.1 49.9 107.0
Mar 2012 Ytd 1 370.7 1 099.5 2 470.2 179.7 143.7 323.4
Operating proﬁt
Mar 2012 Qtr
162.2
58.7
220.9
21.1
7.5
28.6
(ZAR million) (US$ million) Dec 2011 Qtr 188.7 98.6 287.3 23.4 12.6 36.0
Mar 2012 Ytd 507.4 203.3 710.7 66.5 26.6 93.1
Capital expenditure
Mar 2012 Qtr
41.2
21.0
62.2
5.3
2.7
8.0
(ZAR million) (US$ million) Dec 2011 Qtr 51.2 33.2 84.4 7.3 4.2 11.5
Mar 2012 Ytd 153.7 70.8 224.5 20.2 9.2 29.4
* Discontinued operations represent Blyvoor.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Ofﬁcer),
CC Barnes (Chief Financial Ofﬁcer)
Independent non-executives: GC Campbell* (Non-Executive Chairman),
RP Hume, EA Jeneker, J Turk** • Company Secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:      +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web:    http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
CASH OPERATING COSTS RECONCILIATION
R000 unless otherwise stated
Continuing
operations
Discontinued
operations*
Total
operations
Total cash costs
Mar 2012 Qtr
330 759
330 400
674 714
Dec 2011 Qtr
305 009
311 802
629 403
Mar 2012 Ytd
1 005 069
960 446
1 954 653
Movement in gold in process
Mar 2012 Qtr
(5 870)
(1 202)
(7 072)
Dec 2011 Qtr
4 577
(3 041)
1 536
Mar 2012 Ytd
(14 720)
(5 732)
(20 452)
Less: Assessment rates, rehabilitation and other
Mar 2012 Qtr
25 664
2 597
29 756
Dec 2011 Qtr
21 966
2 533
26 361
Mar 2012 Ytd
114 759
8 153
87 130
Less: Retrenchment costs
Mar 2012 Qtr
–
42 170
42 170
Dec 2011 Qtr
–
–
–
Mar 2012 Ytd
–
42 170
42 170
Less: Corporate and general administration costs
Mar 2012 Qtr
8 948
4 503
25 511
Dec 2011 Qtr
9 028
4 705
24 462
Mar 2012 Ytd
27 018
13 877
65 813
Cash operating costs
Mar 2012 Qtr
290 277
279 928
570 205
Dec 2011 Qtr
278 592
301 523
580 116
Mar 2012 Ytd
848 572
890 514
1739 088
Gold produced (kg)
Mar 2012 Qtr
1 087
807
1 894
Dec 2011 Qtr
1 057
923
1 980
Mar 2012 Ytd
3 219
2 632
5 851
Total cash operating costs (R/kg)
Mar 2012 Qtr
267 044
346 875
301 059
Dec 2011 Qtr
263 569
326 677
292 988
Mar 2012 Ytd
263 614
338 341
297 229
Total cash operating costs (US$/oz)
Mar 2012 Qtr
1 074
1 391
1 209
Dec 2011 Qtr
1 010
1 245
1 118
Mar 2012 Ytd
1 075
1 378
1 211
* Discontinued operations represent Blyvoor.
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